Exhibit 12
JOHNSON CONTROLS, INC.
COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES
(Dollars in millions)

Three Months Ended
December 31, 2004

Net income from continuing operations	$160.5
Provision for income taxes	48.6
Minority interests in net earnings of subsidiaries	21.0
Income from equity affiliates	(15.8)
Distributed income of equity affiliates	0.4
Amortization of previously capitalized interest	1.8

216.5

Fixed charges:
Interest incurred and amortization of debt expense	33.4
Estimated portion of rent expense	22.9

Fixed charges	56.3
Less: Interest capitalized during the period	(2.6)

53.7

Earnings	$270.2

Ratio of earnings to fixed charges	4.8

For the purpose of computing this ratio, “earnings” consist of income from continuing operations before income taxes, minority interest in earnings or losses of consolidated subsidiaries and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (a) interest incurred and amortization of debt expense plus (b) the portion of rent expense representative of the interest factor.

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